EXHIBIT 99.2

MAGNA INTERNATIONAL INC.

REPORT OF VOTING RESULTS

FOR THE ANNUAL MEETING OF SHAREHOLDERS HELD ON MAY 4, 2026

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the annual meeting of shareholders of Magna International Inc. (the "Company") held on Monday, May 4, 2026. Each of the matters is described in greater detail in the Company's Notice of 2026 Annual Meeting of Shareholders and Management Information Circular/Proxy Statement dated March 26, 2026. A total of 218,968,145 Common Shares, or 79.21% of the Company’s issued and outstanding Common Shares, were represented in person or by proxy at the meeting. The manner in which the votes and proxies received, as applicable, were cast in respect of each matter is set out below.

1.	Election of Directors

The following resolutions were passed, and the Company’s 12 nominees were elected as directors of the Company by the holders of Common Shares.

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Mary S. Chan as Director	209,236,245	98.60%	2,965,784	1.40%
Elect Hon. V. Peter Harder as Director	205,688,562	96.93%	6,513,465	3.07%
Elect Jan R. Hauser as Director	211,168,283	99.51%	1,033,744	0.49%
Elect Seetarama S. Kotagiri (CEO) as Director	211,434,671	99.64%	767,357	0.36%
Elect Jay K. Kunkel as Director	211,378,962	99.61%	823,066	0.39%
Elect Robert F. MacLellan as Director	210,664,274	99.28%	1,537,753	0.72%
Elect Mary Lou Maher as Director	211,399,399	99.62%	802,630	0.38%
Elect William A. Ruh as Director	204,629,951	96.43%	7,572,076	3.57%
Elect Peter Sklar as Director	211,428,877	99.64%	773,151	0.36%
Elect Matthew Tsien as Director	208,555,817	98.28%	3,646,211	1.72%
Elect Dr. Thomas Weber as Director	209,030,974	98.51%	3,171,033	1.49%
Elect Lisa S. Westlake as Director	208,547,329	98.28%	3,654,699	1.72%

2.	Appointment of Auditor

A resolution was passed by holders of Common Shares to reappoint Deloitte as independent auditor of the Company and to authorize the Audit Committee to fix the independent auditor’s renumeration.

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Re-Appointment of Deloitte LLP as Auditor	215,827,447	98.57%	3,140,698	1.43%

3.	Say on Pay

A resolution was passed by holder of Common Shares to accept the approach to executive compensation disclosed in the Company’s Management Information Circular/Proxy Statement dated March 26, 2026.

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Advisory Resolution on Executive Compensation	190,258,324	89.66%	21,943,700	10.34%